

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 5, 2009

via U.S. mail and facsimile

John U. Clarke, Chief Executive Officer
NATCO Group Inc.
11210 Equity Drive, Suite 100
Houston, Texas 77041

> **RE:** **NATCO Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-15603**

Dear Mr. Clarke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355. For other comments, please contact Jessica Kane at (202) 551-3235, or in her absence, Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief